SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 13)

                           M & F Worldwide Corp.
                       ------------------------------
                              (Name of issuer)

                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)

                                 552541104
                  ----------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
           -----------------------------------------------------

               (Name, address and telephone number of person
             authorized to receive notices and communications)


                              October 12, 2001
                             ------------------
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 9 Pages




CUSIP No. 552541104                 13D               Page   2   of  9  Pages
------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                             (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

       NUMBER OF                    0
         SHARES            ---------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY
          EACH                      8,148,800
       REPORTING           ---------------------------------------------------
         PERSON             9    SOLE DISPOSITIVE POWER
          WITH
                                    0
                           ---------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                    8,148,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,148,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------




CUSIP No. 552541104                 13D                Page   3   of  9  Pages
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY            ---------------------------------------------------
          EACH               8     SHARED VOTING POWER
       REPORTING
         PERSON                    6,648,800
          WITH              ---------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                            ---------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   6,648,800
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104                  13D              Page   4   of  9  Pages
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mafco Consolidated Group Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY           ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH             ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  6,648,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104                  13D             Page   5   of  9  Pages
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY           ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                    1,500,000
          WITH             ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                   0
                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   1,500,000
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000, Amendment No. 11 thereto dated April 20, 2001 and Amendment No. 12 thereto dated April 23, 2001 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation ("Mafco Consolidated"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.


         Item 5 is hereby amended by adding the following:

         (a)-(b) As of October 12, 2001, based upon information provided by the Company, there were 19,621,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated beneficially owns 6,648,800 shares of Common Stock, representing approximately 33.9% of the Common Stock outstanding. Mafco Consolidated Holdings may be deemed to share beneficial ownership of such 6,648,800 shares of Common Stock, by virtue of its ownership of 100% of the common stock of Mafco Consolidated. PX Holding beneficially owns 1,500,000 shares of Common Stock, representing approximately 7.6% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated and the 1,500,000 shares of Common Stock beneficially owned by PX Holding (an aggregate of 8,148,800 shares of Common Stock, representing approximately 41.5% of the Common Stock outstanding), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding.

         PX Holding beneficially owns 6,182,153 shares of preferred stock of the Company, having a liquidation preference of $6.50 per share and one vote per share. As a result, PX Holding beneficially owns 7,682,153 shares of voting stock, representing approximately 29.8% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding, Mafco Holdings may be deemed to share beneficial ownership of 14,330,953 shares of voting stock, representing approximately 55.5% of the total voting stock of the Company.

         (c) There were no transactions by the Reporting Persons during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following:

         On October 12, 2001, the Company entered into a settlement agreement with Jonathan P. Vannini pursuant to which an action brought by Mr. Vannini relating to the acquisition by the Company of 7,320,225 shares of Panavision Inc. common stock from PX Holding was settled and dismissed with prejudice. Under the terms of the settlement agreement, the Company, among other things, acquired 1,000,000 shares of Common Stock from Mr. Vannini, thereby reducing the number of outstanding shares of Common Stock from 20,621,271 to 19,621,271 (net of shares held in the Company's treasury).

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 17                 Press Release, dated October 16, 2001




                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: October 17, 2001


                                  MAFCO HOLDINGS INC.
                                  MAFCO CONSOLIDATED HOLDINGS INC.
                                  MAFCO CONSOLIDATED GROUP INC.
                                  PX HOLDING CORPORATION



                                  By: /s/ Barry F. Schwartz
                                     ----------------------------------------
                                        Barry F. Schwartz
                                        Executive Vice President
                                          and General Counsel


                               EXHIBIT INDEX

     Exhibit

     Exhibit 17                 Press Release, dated October 16, 2001.